FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Adastra Holdings Ltd. (the "Company")
5451 - 275 Street
Langley, BC  V4W 3X8

Item 2. Date of Material Change

May 14, 2022

Item 3. News Release

The news release was issued and disseminated via Cision on May 16, 2022 and filed on SEDAR at www.sedar.com.

Item 4. Summary of Material Change

The Company announced the appointment of Smoke Wallin to the Company's board of directors.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The Company announced the appointment of Smoke Wallin to the Company's board of directors.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Michael Forbes, CEO, Corporate Secretary and Director
Telephone: (778) 715-5011

Item 9. Date of Report

May 20, 2022